Filed by MAF Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: St. Francis Capital Corporation
                                                   (Commission File No: 0-21298)

         ON JULY 22, 2003, MAF BANCORP, INC. ISSUED THE FOLLOWING NEWS RELEASE:


FOR IMMEDIATE RELEASE
---------------------

For: MAF Bancorp, Inc.                     Contact: Allen Koranda,  Chairman and
     55th Street & Holmes Avenue                     Chief Executive Officer
     Clarendon Hills, IL 60514                      Michael J. Janssen
                                                     Senior Vice President
                                                   (630) 325-7300


           MAF BANCORP ANNOUNCES COMPLETION OF FIDELITY BANCORP MERGER

Clarendon Hills, Illinois, July 22, 2003 - MAF Bancorp, Inc. (NASDAQ: MAFB) announced today that on July 21, 2003, it completed its merger with Fidelity Bancorp, Inc., previously announced on December 17, 2002. As a result of the merger, Fidelity Bancorp has been merged into MAF Bancorp, and Fidelity Federal Savings Bank, a wholly-owned subsidiary of Fidelity Bancorp, has been merged into Mid America Bank, a wholly-owned subsidiary of MAF Bancorp. Each share of Fidelity Bancorp common stock was converted into the right to receive .89 shares of MAF Bancorp common stock resulting in the issuance of approximately 2.8 million shares. The aggregate transaction value totaled approximately $114.1 million.

The acquisition of Fidelity provides MAF with five additional locations in its Chicago region, including a new presence in the suburbs of Schaumburg and Franklin Park. The data processing conversion is currently scheduled for the weekend of August 9-10, 2003, after which time customers of Fidelity will be able to take full advantage of Mid America's branch locations throughout Chicago, along with a wide array of financial products and services. Raymond Stolarczyk, Chairman and Chief Executive Officer of Fidelity Bancorp, will serve as member of the Board of Directors of both MAF and Mid America.

On May 21, 2003, MAF also announced that it had agreed to acquire St. Francis Capital Corporation in a transaction valued at approximately $264 million on the date of announcement. St. Francis operates through 22 branch offices located primarily in the Milwaukee, WI area. The companies currently expect the transaction to close in the fourth quarter of 2003.

MAF, which is headquartered in Clarendon Hills, Illinois, has total assets and deposits following the Fidelity merger of approximately $6.8 billion and $4.3 billion, respectively. Mid America operates a network of 43 retail banking offices primarily in Chicago and its western suburbs. MAF's common stock is traded on the Nasdaq Stock Market under the symbol MAFB.

                           Forward-Looking Information
                           ---------------------------

Statements contained in this news release that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. MAF intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of MAF, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. MAF's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. MAF undertakes no obligation to update these forward-looking statements in the future.

Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of MAF and its subsidiaries include, but are not limited to, higher than expected costs or unanticipated difficulties associated with the integration of Fidelity Bancorp into MAF, difficulties or delays in completing the acquisition of St. Francis, higher than expected costs related to the St. Francis transaction, unanticipated changes in interest rates or flattening of the yield curve, deteriorating economic conditions which could result in increased delinquencies in MAF's or St. Francis' loan portfolio, changes in purchase accounting adjustments and/or amortization periods relating to the St. Francis acquisition, legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of MAF's or St. Francis' loan or investment portfolios, or further deterioration in the value of investment securities, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's and St. Francis' market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
   -------------------------------------------------------------------------

MAF will be filing a registration statement containing a joint proxy statement/prospectus and other documents regarding its proposed acquisition of St. Francis with the Securities and Exchange Commission. MAF and St. Francis shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about MAF and St. Francis, and the proposed transaction. When available, copies of this joint proxy statement/prospectus will be mailed to MAF and St. Francis shareholders, and it and other documents filed by MAF or St. Francis with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or St. Francis at 13400 Bishops Lane, Suite 350, Brookfield, Wisconsin 53005-6203.

MAF and St. Francis and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of MAF and St. Francis in favor of the proposed merger. Information regarding such persons can be found in MAF's and St. Francis' respective proxy statements, annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Additional information regarding the interests of such persons will also be set forth in the joint proxy statement/prospectus when it is filed with the SEC.